Room 4561
Via fax (408) 227-4550

April 6, 2009

Dominic P. Orr
President, CEO & Chairman of the Board
Aruba Networks, Inc.
1344 Crossman Ave.
Sunnyvale, CA 94089

> **Re:** **Aruba Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2008**
> **Filed October 7, 2008**
> **Form 10-Q for the Quarter January 31, 2009**
> **Filed March 12, 2009**
> **File no. 1-33347**

Dear Mr. Orr:

We have reviewed your response to your letter dated March 20, 2009 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 28, 2009.

Form 10-Q for the Quarter Ended January 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note your response to our prior comment 13 where you indicate that the Company cannot reliably determine the quantitative impact that the current economic environment has had on your business, although the Company believes that there are a number of qualitative factors that have negatively impacted your revenue growth during fiscal 2009. While we note that your overview discussion and your risk factor disclosures include a general discussion of these factors,

please tell us what consideration you have given to discussing what specific impact these factors have had on your business. In this regard, you indicate in your response letter that "[a]s global economic conditions have deteriorated during fiscal 2009, the Company has experienced an increase in customer deferrals or cancellations with respect to the Company's sales pipeline." You further indicate that these conditions have led to longer sales cycles. Please revise your disclosures in future filings to include a discussion of the specific impact the current economic conditions have had on your business from a qualitative perspective and when available, in quantitative terms as well.

Other

2.   We note your disclosures in the Company's response letter where you indicate the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.   Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, please provide these acknowledgments, in writing, that includes a signature of a representative of the Company.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or meat (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief